SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated March 13, 2026.

Buenos Aires, March 13, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event. Consideration of the merger by absorption of YPF Ventures S.A.U. and Oleoducto Loma Campana Lago Pellegrini S.A.U. by YPF S.A

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform that the Board of Directors of YPF S.A. (“YPF”), at its meeting held on March 13, 2026, approved the merger by absorption of YPF Ventures S.A.U. and Oleoducto Loma Campana Lago Pellegrini S.A.U. (“OLCLP”) into YPF, whereby both absorbed entities will be dissolved without undergoing liquidation (the “Merger”). The Board also authorized the completion of the procedures leading to said corporate reorganization, effective as of January 1, 2026.

YPF Ventures S.A.U. is a single-member corporation incorporated under the laws of the Republic of Argentina, wholly owned by YPF, with a corporate purpose focused on investment in venture capital companies. OLCLP is also a single-member corporation, wholly owned by YPF, whose corporate purpose is the construction and operation of a pipeline running from the crude oil treatment plant located in Loma Campana, Neuquén province, to the pumping station located in Lago Pellegrini, Province of Río Negro.

On the same date, YPF, as the absorbing company, together with YPF Ventures S.A.U. and OLCLP, as the absorbed companies, entered into a Preliminary Merger Agreement, pursuant to which YPF will incorporate the absorbed entities, with retroactive effect as of January 1, 2026, based on the individual annual financial statements of each of the companies prepared as of December 31, 2025, which will serve as Special Merger Balance Sheets, along with a Consolidated Merger Balance Sheet as of the same date.

Given that YPF directly holds 100% of the shares of both YPF Ventures S.A.U. and OLCLP, YPF's share capital will not be increased, no new shares of said company will be issued, and there will be no exchange ratio as a result of the Merger. The Merger is carried out by virtue of the administrative and management relationship derived from the corporate control that YPF exercises over YPF Ventures S.A.U. and OLCLP, which makes it advisable to centralize the business management of the companies under a single corporate and administrative organization.

The Merger must be submitted for consideration and approval by the respective Extraordinary General Shareholders’ Meetings of the companies involved and is subject to compliance with the corresponding legal procedures, as well as to obtaining the corresponding regulatory approvals.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 13, 2026	By:	/s/ Margarita Chun

	Name:	Margarita Chun
	Title:	Market Relations Officer